

04036576





August 25, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS-CP 103/2004**

        Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP
                    Warrants Grant I, II and III
        Date: August 25, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

PROCESSED

Faithfully yours,

AUG 3 1 2004

THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

AIS-CP 103/2004

August 25, 2004

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II and III

To: President
         The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 4/2004 held on August 13, 2004 passed a resolution to approve the dividend payment for the first half of 2004 to shareholders at the rate of 2.15 Baht per share, totaling 6,324.76 million Baht to the shareholder of the company.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II and III as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants were shown as follow;

ESOP Grant I	Before adjustment	After adjustment
Exercise price (Baht per share)	47.402	47.147
Exercise ratio (warrant : common shares)	1 : 1.01261	1 : 1.01751
Number of shares to be allotted (shares)	6,194,022	6,270,507*
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	42.840	42.634
Exercise ratio (warrant : common shares)	1 : 1.01261	1 : 1.01751
Number of shares to be allotted (shares)	7,109,861	7,203,970*
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	91.79	91.348
Exercise ratio (warrant : common shares)	1 : 1	1 : 1.00484
Number of shares to be allotted (shares)	8,999,500	9,043,057*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP (shares)		Total 214,151

* calculated from the remaining of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on August 25, 2004 or the first day of XD sign posting onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I, II and III in the next shareholders' meeting.